NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
Notice is hereby given that the Annual and Special Meeting of Shareholders of Biovail Corporation
(the "Company") will be held:

Date:	Tuesday, the 28th day of June, 2005
Time:	10:00 a.m. (Toronto Time)
Place:	Toronto Stock Exchange Theatre Broadcast and Conference Centre 130 King Street West Toronto, Ontario, Canada

Business of the Annual and Special Meeting of Common Shareholders (the "Meeting"):

  •
  to consider and, if thought fit, pass a special resolution to authorize the continuance of the Company under the Canada Business Corporations Act;

  •
  to adopt new by-laws to take effect upon the continuance of the Company;

  •
  to set the number of directors for election at the meeting and to authorize the directors to set the number of directors within the minimum and maximum number prescribed by the articles of the Company;

  •
  to elect directors for the ensuing year;

  •
  to appoint Ernst & Young LLP as auditors for the ensuing year and authorize the directors to fix the auditors' remuneration; and

  •
  to transact such other business as may properly be brought before the Meeting.

The Meeting will receive the financial statements of the Company for the financial year ended December 31, 2004, together with the auditor's report thereon.

Shareholders who are unable to attend the Meeting are invited to vote by completing, signing, dating and returning the accompanying form of proxy by mail.

To be effective at the Meeting, proxies must be deposited with the Company's transfer agent, CIBC Mellon Trust Company, no later than the close of business on the business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting.

Only shareholders of record at the close of business on May 10, 2005 will be entitled to vote at the Meeting.

DATED at Toronto, Ontario this 10th day of May, 2005.

By Order of the Board of Directors

Kenneth C. Cancellara
Senior Vice President, Chief Legal Officer
and Corporate Secretary